Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT

THIS AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT (this “Amendment”) is effective as of June 15, 2017, by and between SN Marquis LLC, a Delaware limited liability company (“Seller”), and Lonestar Resources US, Inc., a Delaware corporation (“Buyer”). Seller and Buyer may each be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and Buyer are parties to that certain Purchase and Sale Agreement, dated as of May 26, 2017 (the “Purchase Agreement”) pursuant to which, among other things, Seller agreed to sell, and Buyer agreed to purchase from Seller, certain oil and gas properties of Seller in the manner and upon the terms and conditions set forth in the Purchase Agreement.

WHEREAS, in connection therewith and pursuant to Section 15.4 of the Purchase Agreement, Seller and Buyer wish to amend certain provisions of the Purchase Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals, the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

1.    Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

2.    Section 1.1.

(a)    Section 1.1 of the Purchase Agreement is hereby amended by inserting the following definitions in appropriate alphabetical order:

“Annual Stockholder Meeting” has the meaning set forth in Section 8.4(a).

“Battlecat” means Battlecat Oil & Gas, LLC and its Affiliates (and its and their successors, assigns or transferees).

“Chambers” means Chambers Energy Capital III, LP and its Affiliates (and its and their successors, assigns or transferees).

“Securities Purchase Agreement” has the meaning ascribed to it in the Series B Certificate and is attached hereto as Exhibit H.

“Series B Certificate” means the Certificate of Designation of Lonestar Resources US Inc. relating to Series B Preferred Stock, dated June 15, 2017, as it may be amended from time to time in accordance therewith, substantially in the form attached hereto as Exhibit G.”

“Series B Preferred Stock” means a series of Buyer’s preferred stock, par value $0.001 per share, designated as “Series B Convertible Preferred Stock.”

(b)    The definition of “Seller Transaction Cost” is hereby amended and restated in its entirety to read as follows:

“Seller Transaction Costs” means all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals payable by Seller in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement, including any amendment thereto entered into on or prior to the Closing.”

3.    Section 2.2. Section 2.2 of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“2.2    Purchase Price. The unadjusted purchase price for the Assets shall consist of (i) $50,000,000.00 in cash (the “Cash Consideration”), plus (ii) one million five hundred thousand (1,500,000) shares of Series B Preferred Stock in Buyer (the “Share Consideration”); the Cash Consideration and the Share Consideration together being the “Purchase Price”. For purposes of calculating the dollar amount of the Performance Deposit, Aggregate Defect Deductible and Allocated Values, the Share Consideration component of the Purchase Price shall be equal to one million five hundred thousand (1,500,000) multiplied by the closing price of the Class A Common Stock as reported by NASDAQ on May 11, 2017. The Purchase Price shall be payable as follows:

(a)    On the date that this Agreement is fully executed by all Parties, Buyer shall pay, by wire transfer of immediately available funds to Seller’s designated account, an amount equal to 10% of the unadjusted Purchase Price (the “Performance Deposit”). The Performance Deposit shall be held by Seller in accordance with this Agreement in order to secure Buyer’s performance of this Agreement. All interest earned on the Performance Deposit shall be retained by Seller. For avoidance of doubt, this Agreement shall not be binding or effective unless the Performance Deposit has been received by Seller no later than one day after this Agreement is fully executed by all Parties.

(b)    At Closing, Buyer shall (i) pay to Seller the Closing Amount by wire transfer of immediately available funds to Seller’s designated account, and (ii) deliver to Seller certificates representing the Share Consideration, in the name of Sanchez Energy Corporation or, at the election of Seller, in the name of the Seller Designee.

(c)    After Closing, adjustments to the Purchase Price shall be made (1) pursuant to the Final Settlement Statement to be delivered pursuant to Section 13.1(a) and the payments made by the owing Party as provided in Section 13.1(a), and (2) upon final resolution of any Title Disputed Matters and any Environmental Disputed Matters, in accordance with ARTICLE 4 and ARTICLE 5, respectively.”

4.     Section 7.12. Section 7.12 of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“7.12    Valid Issuance of Share Consideration. The shares of Series B Preferred Stock to be issued as the Share Consideration (and the underlying shares of Class A Common Stock) have been duly authorized for issuance by Buyer and, when issued and delivered to Seller (or its designee) in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and will not be subject to any preemptive or similar rights. Upon Closing and the transfer of the Share Consideration to Seller or its designee, or upon the conversion of the Share Consideration, the Share Consideration (and Class A Common Stock, as applicable) will be free of any and all liens and restrictions on transfer, other than restrictions on transfer under applicable state and federal securities laws. The issuance of the Share Consideration (and the underlying shares of Class A Common Stock) to Seller (or its designee) shall not, whether with or without the giving of notice, the passage of time or both, require any consent, approval or notice under, or constitute a breach or violation of the organization documents of Buyer, conflict with or constitute a material breach of, or default under, or result in the creation or imposition of any Lien upon the property or assets of Buyer pursuant to any contract to which Buyer is a party, or result in a violation of any applicable material Law, judgment, order, writ or decree of any Governmental Entity with jurisdiction over Buyer or its assets.”

5.    Section 7.13. Section 7.13 of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“7.13    Listing Compliance. Buyer’s shares of Class A Common Stock, issuable upon conversion of shares of Series B Preferred Stock constituting the Share Consideration, are quoted on the Nasdaq Global Select Market (“NASDAQ”). Buyer has complied with all listing requirements of the NASDAQ, has not taken any action designed to, or likely to have the effect of, delisting the shares of Class A Common Stock, issuable upon conversion of shares of Series B Preferred Stock constituting the Share Consideration, from the NASDAQ and Buyer has not received any notice of delisting.”

6.    Section 8.1(e). A new subsection 8.1(e) of the Purchase Agreement is added to read as follows:

“(e)    The Company shall not issue to Battlecat or to Chambers any shares of Class A Common Stock or any equity securities or other rights or instruments that are convertible into, or exchangeable or exercisable for, shares of Class A Common Stock prior to the Conversion Date (as defined in the Series B Certificate), or which votes together with the Class A Common Stock on any matter prior to the Conversion Date. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or the Certificate of Incorporation, the affirmative vote or consent of Holders (as defined in the Series B Certificate) of at least a majority of the outstanding shares of Series B Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for the Company to issue to Battlecat or to Chambers any shares of Class A Common Stock or any securities or other rights or instruments that are convertible into, or exchangeable or exercisable for, shares of Class A Common Stock prior to the Conversion Date, or which votes together with the Class A Common Stock on any matter prior to the Conversion Date. Notwithstanding anything in this Agreement to the contrary (including Article XIV), the covenants in this Section 8.1(e) shall survive indefinitely. Notwithstanding anything in this Agreement to the contrary (including Article XIV), Buyer agrees that the remedies under this Agreement for breaches or violations of this Section 8.1(e) are non-exclusive and Seller may exercise any rights and remedies under this Agreement or available at law or in equity.”

7.    Section 8.4. A new Section 8.4 of the Purchase Agreement is added to read as follows:

“8.4 Shareholder Meeting.

(a)    Buyer shall exercise commercially reasonable best efforts to hold the Stockholder Meeting (as defined in the Series B Certificate) no later than September 30, 2017. No later than two Business Days after such Stockholder Meeting, Buyer shall cause (i) the Series B Preferred Stock to be converted to Class A Common Stock and (ii) the Shelf Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC; provided, further, that Buyer shall exercise commercially reasonable best efforts cause such Shelf Registration Statement to be effective no later than November 1, 2017. For the avoidance of doubt, if the Stockholder Meeting has not occurred prior to the next regularly scheduled annual meeting of Buyer’s stockholders (the “Annual Stockholder Meeting”), Buyer shall include a proposal to approve the issuance of common stock upon the conversion of its Series A-2 Convertible Participating Preferred Stock in the proxy statement for the Annual Stockholder Meeting and hold a vote on such proposal at the Annual Stockholder Meeting. Further, if the Stockholder Meeting is not held by September 30, 2017, Buyer shall continue to use its commercially reasonable best efforts to hold the Stockholder Meeting and convert the Series B Preferred Stock as promptly as practicable and to subsequently and promptly as practicable file the related Shelf Registration Statement and have the Shelf Registration Statement declared effective by the SEC.

(b)    If, on November 1, 2017, (x) the Series B Preferred Stock has not converted into Class A Common Stock in accordance with the Series B Certificate, and (y) the closing sale price of the Class A Common Stock as reported on NASDAQ on October 31, 2017 is lower than the closing sale price of the Class A Common Stock as reported on NASDAQ on June 15, 2017, then Buyer shall pay to Seller by wire transfer of immediately available funds to Seller’s designated account an amount equal to the product of (1) the difference of (A) the last reported closing sale price of the Class A Common Stock as reported by NASDAQ on June 15, 2017 minus (B) the last reported closing sale price of the Class A Common Stock as reported on NASDAQ on October 31, 2017, multiplied by (2) 1,500,000. The foregoing payment shall not be the sole and exclusive remedy of Seller for the failure to convert the Series B Preferred Stock into Class A Common Stock and shall not relieve Buyer of its obligations and liabilities under Section 8.4(a) above or under the Series B Certificate.

(c)    Buyer shall reimburse Seller for all outside legal expenses incurred in connection with the issuance of the Series B Preferred Stock by no later than June 30, 2017 and shall reimburse Buyer promptly following the conversion of the Series B Preferred Stock for any additional incremental legal expenses incurred at such time.

(d)    Notwithstanding anything in this Agreement to the contrary (including Article XIV), the covenants in this Section 8.4 shall survive indefinitely. Notwithstanding anything in this Agreement to the contrary (including Article XIV), Buyer agrees that the remedies under this Agreement for breaches or violations of this Section 8.4 are non-exclusive and Seller may exercise any rights and remedies under this Agreement or available at law or in equity.”

8.    Section 12.3(e). Section 12.3(e) of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“(e)    Buyer shall deliver to Seller certificate or certificates representing the Share Consideration, duly endorsed for transfer to Seller (or accompanied by duly executed stock power), in the name of Sanchez Energy Corporation or, at the election of Seller, to the designated account of an Affiliate of Seller in the name of such Seller Affiliate (the “Seller Designee”).”

9.    Exhibit F. Exhibit F (Form of Registration Rights Agreement) to the Purchase Agreement is hereby amended and restated in its entirety in the form of Annex A to this Amendment.

10.    Exhibit G. A new Exhibit G (Series B Certificate) is added to the Purchase Agreement in the form of Annex B to this Amendment.

11.    Exhibit H. A new Exhibit H (Securities Purchase Agreement) is added to the Purchase Agreement in the form of Annex C to this Amendment.

12.    Incorporation by Reference. Sections 15.3, 15.4, 15.5, 15.6, 15.7, 15.9, 15.10 and 15.11 of the Purchase Agreement are incorporated herein by reference, mutatis mutandis.

13.    Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed one original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by facsimile or electronic transmittal (including PDF format) is as effective as executing and delivering this Amendment in the presence of other Parties to this Amendment.

14.    Continuing Effect of Purchase Agreement. Except as herein provided, all of the terms and conditions of the Purchase Agreement remain in full force and effect from the effective date of the Purchase Agreement.

15.    Reference. After the date of this Amendment, any reference to the Purchase Agreement shall mean the Purchase Agreement as amended by this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed in multiple originals by their authorized officers, all as of the date and year first above written.

SELLER

SN MARQUIS LLC

By:	/s/ Antonio R. Sanchez III
Name:	Antonio R. Sanchez, III
Title:	Chief Executive Officer

BUYER

LONESTAR RESOURCES US, INC.

By:	/s/ Frank D. Bracken III
Name:	Frank D. Bracken, III
Title:	Chief Executive Officer